Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit

(in thousands, except per unit data)

2008	2007	2006

Net income (loss)	$68	$(3,965)	$804

Class A Unitholders (ownership percentage)	x	100%	x	100%	x	100%

Net income (loss) allocable to Class A Unitholders	$68	$(3,965)	$804

Class A Units outstanding	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.01	$(0.53)	$0.11